Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds	
NEIL DESAI	Common	12/5/2023	15,740	$	78,940.82
C/O Aadi Bioscience, Inc.	Common	12/6/2023	7,037	$	33,913.41
17383 Sunset Boulevard,					
Suite A250	Common	1/2/2024	42,000	$	86,549.40
Pacific Palisades, CA 90272	Common	2/1/2024	42,000	$	73,269.00